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09059692

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR - 2 2009

BRANCH OF REGISTRATIONS
AND
05   EXAMINATIONS

SEC FILE NUMBER
8 – 50721

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **01/01/08**   AND ENDING   **12/31/08**
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

STUART PORTFOLIO CONSULTANTS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 East 83 Street, Suite 2
                                   (No. And Street)

NEW YORK,	NY	10028
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART OLTCHICK   (212) 360-7500
                                                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                                 (Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ STUART OLTCHICK _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

STUART PORTFOLIO CONSULTANTS, L.P. _____ , as of

_____ DECEMBER 31, 2008 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

Dated: 1/9/2009

_____
Signature

Frances Saperstein
Frances Saperstein Notary Public

_____
PRESIDENT, CEO & CCO
Title

FRANCES SAPERSTEIN
Notary Public, State Of New York
No. 31-4739010
Qualified In New York County
Commission Expires 1/31/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUART PORTFOLIO CONSULTANTS L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
   Stuart Portfolio Consultants L.P.:

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants L.P. (the "Partnership") as of December 31, 2008. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Stuart Portfolio Consultants L.P. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 23, 2009

STUART PORTFOLIO CONSULTANTS L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Cash and cash equivalents	$	502,942
Consulting fees receivable		166,657
Securities owned, at fair value		223,920
Prepaid expenses		27,011
Other assets		7,500
TOTAL ASSETS	$	928,030

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable	$	116,445
Accrued pension cost		326,679
TOTAL LIABILITIES		443,124
Partners' Capital		484,906
TOTAL PARTNERS' CAPITAL		484,906
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	928,030

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION OF BUSINESS

Stuart Portfolio Consultants L.P. (the "Partnership") was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of Financial Industry Regulatory Authority, and is registered with the National Futures Association. The Partnership earns consulting fees by acting as a selling agent tor private placement investments or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. Fees from these activities are earned quarterly based on a percentage of the fees charged by the investment partnerships to the underlying investors. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from these estimates.

Revenue recognition

The Partnership recognizes consulting fees on an accrual basis consistent with the terms of the underlying investor referral agreements.

Securities owned

Securities owned are stated at fair value with unrealized gains or losses reflected in income or expense.

Cash and cash equivalents

The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The statement of income includes a provision for New York City Unincorporated Business Tax. Federal and state income taxes have not been provided since each partner is individually liable for his or her own federal and state tax payments.

Deferred New York City Unincorporated Business Tax is recorded on the difference between the financial statement and tax basis of assets and liabilities. The temporary differences which give rise to deferred taxes include unrealized gains from the Partnership's investments and deferred rent.

Income taxes consist of the following:

Current New York City Unincorporated Business Tax	$ 55,146
Deferred New York city Unincorporated Business Tax	19,840
Total	$ 74,986

Concentrations of credit risk

The Partnership maintains its cash balance at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Partnership's cash balances at its financial institutions exceeded this limit by approximately $252,942.

In the course of its business, the Partnership enters into engagements with various clients. In the event clients do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Partnership's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. There were no accounts receivable amounts written-off in 2008.

Concentrations of credit risk (continued)

For the year ended December 31, 2008, the Partnership had a customer that accounted for 83% of revenue and other customers that accounted for 17% of revenue.

STUART PORTFOLIO CONSULTANTS L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2008
(continued)

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allocation of profits and losses

The Partnership's net income or loss for any fiscal year is allocated to all the partners in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

Comprehensive income

The Partnership's comprehensive income consists of net income and other comprehensive income, consisting of recognition of the funded status of the Partnership's defined benefit pension plan, net of the related income tax effect.

Fair value of financial instruments

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", approximates the carrying amounts presented in the statement of financial condition.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker-dealer, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, $5,000 or the minimum requirement of any other exchanges the registered broker-dealer belongs to. The Partnership also is subject to the Commodity Futures Trading Commission's (the "CFTC") minimum financial requirements (Regulation 1.17). Under the "net capital rules" of the CFTC, the Partnership, as an introducing broker, is required to maintain net capital, as defined, of $45,000. At December 31, 2008, the Partnership's net capital of $274,259 was $229,259 in excess of its required net capital of $45,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership's ratio of aggregate indebtedness to net capital was 1.36 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if certain capital requirements are not met.

STUART PORTFOLIO CONSULTANTS L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2008
(continued)

NOTE 4.   COMMITMENTS AND CONTINGENCIES

Lease commitments

On November 1, 2007 the Partnership entered into a five-year lease agreement for office space, which expires on October 31, 2012. The annual rent under the agreement is $60,000 for the first three years and $62,400 for the next two years. The lease agreement called for a security deposit in the amount of $7,500, which will be returned at the end of the lease term and is included in the statement of financial condition in other assets

As of December 31, 2008, future minimum lease rental payments are payable as follows:

For the years ending
December 31:

2009	$' 60,000
2010	60,400
2011	62,400
2012	52,000
	$ 234,800

Rent expense for the year ended December 31, 2008 was $60,000.

Litigation

During the year ended December 31, 2008, the Partnership had to respond to a subpoena received from the Office of the Attorney General, State of New York in connection with an investigation. The Partnership believes that this issue will have no impact on its business.

NOTE 5.   PENSION PLAN

The Partnership maintains a qualified noncontributory defined benefit pension plan (the "Plan") covering all employees. The benefits are based on years of service and the employee's compensation prior to retirement. The pension expense was calculated by the Partnership's actuary using the Projected Unit Credit Cost Method. The Partnership's funding policy is to contribute at least the minimum annual amount permitted under the Employee Retirement Income Security Act of 1974.

NOTE 5.   PENSION PLAN (continued)

The following table sets forth the funded status of the Plan as of December 31, 2008

Accumulated benefit obligation	$ 1,303,267
Projected benefit obligation	$ 1,303,267
Fair value of plan assets	976,588
Funded status	$ (326,679)

As of December 31, 2008, there was an additional minimum liability of $409,340 (net of tax effect).

Weighted - average assumptions as of December 31, 2008

Discount rate	5.75%
Expected rate of return on plan assets	7.00%
Rate of compensation increase	0.00%

The Partnership's expected rate of return on plan assets is determined by the plan assets' historical investment performance, current asset allocation, and estimates of future returns by asset class.

The defined benefit plan expense in the statement of income for the year ended December 31, 2008 is $189,113.

The Partnerships' fair value of total plan assets at December 31, 2008, by asset category is as follows:

Mutual Funds	46.7%
Money market funds	0.7%
Partnerships	52.6%
Total	100.0%

The Partnership's investment policy for plan assets is to manage the portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds.

The Partnership contributed $402,000 to its pension plan in 2008. The Partnership expects to contribute approximately $189,113 to its pension plan in 2009.

STUART PORTFOLIO CONSULTANTS L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2008
(continued)

NOTE 6.   PENSION PLAN (continued)

No pension benefits were paid in 2008. The pension benefits expected to be paid in 2009, 2010, 2011, 2012, 2013 and the five years thereafter, which include an amount for expected future services, are as follows:

2009	$ -
2010	122,833
2011	122,833
2012	122,833
2013	122,833
2014 - 2018	614,165
	$ 1,105,497

In September 2006, the FASB issued SF AS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87 and 132(R)"* ("SFAS No. 158 "). Which requires entities to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income, net of tax, to report the funded status of defined benefit pension and other postretirement benefit plans. SF AS No. 158 requires prospective application and is effective for fiscal years ending after June 15, 2007. The Partnership adopted recognition provisions of SFAS No. 158 and initially applied them to the funded status of its defined benefit pension plan as of December 31, 2007.